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                                January 14, 2022

       Israel Bar
       Chief Executive Officer
       Maris Tech Ltd.
       2 Yitzhak Modai Street
       Rehovot, Israel 7608804

                                                        Re: Maris Tech Ltd.
                                                            Amendment No. 6 to
                                                            Registration
Statement on Form F-1
                                                            Filed January 11,
2022
                                                            File No. 333-260670

       Dear Mr. Bar:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2022, letter.

       Amendment No. 6 to Registration Statement on Form F-1

       General

   1. We note your response to prior comment three and reissue that comment. Please revise your disclosure to
describe the exclusive forum and jury trial waiver provisions contained in the exhibits, and
the related risks to investors, as previously requested. Include disclosure regarding
the concurrent federal and state jurisdiction created by the Securities
                                                        Act, in light of the
clause you cite that nothing "shall limit or restrict the federal district court in which a Holder
may bring a claim under the U.S. federal securities laws."
 Israel Bar
FirstName
Maris TechLastNameIsrael  Bar
            Ltd.
Comapany
January  14,NameMaris
            2022       Tech Ltd.
January
Page  2 14, 2022 Page 2
FirstName LastName
2. We note your revisions in response to prior comment two. Please explain the reasons for structuring the overallotment option in the way you disclose, particularly since it appears the amount of proceeds you may receive could vary greatly depending the security used to cover overallotments. Also clarify whether the underwriters will receive any commissions or discounts with respect to overallotment warrants, in light of the expected price of
         $0.001. Please disclose the range of proceeds that you will receive if the overallotment option is exercised entirely for shares, on the one hand, or for warrants, on the other hand.
       You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Angela Gomes